Advent Communication

823675

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

02 DEC -6 ... 9:47

02060238

QUARTEF) REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

BCSC
British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

dlw 12/16

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Advent Communications Corp.	02/09/30	02/11/26

ISSUER ADDRESS		
#1103 - 3779 Sexsmith Road		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Richmond, BC, V6X 3Z9	(604)2790880	(604) 2798868
CONTACT NAME	**CONTACT POSITION**	**CONTACT TELEPHONE NO.**
Victor Chui	President	(604)2798868
CONTACT EMAIL ADDRESS	**WEB SITE ADDRESS**	
info@advent-comm.com	www.advent-comm.com	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	Anthony Chan	02/11/26
[signature]	Victor Chui	02/11/26

Advent Communications Corp.

Third Quarter Report
Quarter ended September 30, 2002

Advent Communications Corp.

Consolidated Financial Statements
(Unaudited)
September 30, 2002

Advent Communications Corp.

Consolidated Balance Sheets
(Unaudited)
As at September 30, 2002

	Sept 30, 2002 $	Dec 31, 2001 $
Assets		
Current assets		
Cash	1,287,131	1,519,350
Accounts receivable	713,388	429,813
Inventories	358,047	306,919
Prepaid expenses	2,278	9,539
	2,370,844	2,265,621
Deposits	63,430	17,777
Capital assets (note 3(a))	1,292,754	1,312,207
Goodwill and acquired subscriber base (note 3(b))	-	-
	3,727,028	3,595605
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	-	-
Accounts payable and accrued liabilities	1,370,025	1,273,912
Deferred revenue	100,737	169,292
Mortgage loans (note 6)	609,803	647,130
	2,080,565	2,090,334
Customer deposits	37,288	20,279
Advances from shareholders (note 5)	960,000	900,000
Shareholders' Equity		
Capital stock (note 7)	2,691,160	2,691,160
Deficit	(2,041,985)	(2,106,168)
	649,175	584,992
	3,727,028	3,595,605

Approved by the Board of Directors

_______________ Director

_______________ Director

Advent Communications Corp.

Statement of Deficit
(Unaudited)
As at September 30, 2002

	2002 $	2001 $
Deficit - Beginning of period	(2,106,168)	(1,953,846)
Net earnings (loss) for the period	64,183	(152,322)
Deficit - End of period	(2,041,985)	(2,016,168)

Advent Communications Corp.

Consolidated Statements of Cash Flows
(Unaudited)
For the nine-month period ended September 30, 2002

	3 months period ended Sept 30, 2002		Year-to-Date (9 months) ended Sept 30, 2002	
	2002	2001	2002	2001
	$	$	$	$
Cash flows from operating activities				
Net earnings (loss) for the year	38,265	(16,934)	64,183	(85,293)
Items not affecting cash				
Depreciation	10,001	13,609	32,006	51,898
Loss (gain) on disposal of capital assets	-	11,087	(6,026)	11,087
	48,266	7,762	90,163	(22,308)
Changes in non-cash working capital				
Accounts receivable	(189,050)	(277,018)	(283,575)	118,567
Inventories	(85,231)	210,493	(61,129)	63,693
Prepaid expenses	12,639	15,323	25,038	12,937
Accounts payable and accrued liabilities	269,869	201,112	96,113	(62,262)
Deferred revenue	(5,990)	(17,114)	(68,555)	(108,621)
	2,237	132,796	(292,108)	24,314
	50,503	140,558	(201,945)	2,006
Cash flows from investing activities				
Deposits	(30,717)	(2,827)	(63,430)	(20,604)
Purchase of capital assets	(24,978)	(7,655)	(29,026)	(50,206)
Proceeds from disposal of capital assets	-	85,000	22,500	85,000
	(55,695)	74,518	(69,956)	14,190
Cash flows from financing activities				
Increase (decrease) in customer deposits	36	(980)	17,009	16,774
Advances from shareholders	-	90,000	100,000	450,000
Repayment of shareholders' loan	(40,000)	-	(40,000)	-
Repayment of mortgage loans	(12,201)	(10,179)	(37,327)	(28,160)
Proceeds from issuance of common shares	-	-	-	-
	(52,165)	78,841	39,682	438,614
Increase (decrease) in cash and cash equivalents	(57,357)	293,917	(232,219)	454,810
Cash and cash equivalents - Beginning of period	1,344,488	832,850	1,519,350	671,957
Cash and cash equivalents - End of period	1,287,131	1,126,767	1,287,131	1,126,767
Cash and cash equivalents consist of				
Cash	1,287,131	1,126,767	1,287,131	1,126,767
Bank indebtedness	-	-	-	-
	1,287,131	1,126,767	1,287,131	1,126,767
Supplementary cash flow information				
Interest paid	12,365	24,882	33,962	81,502
Interest received	2,109	4,495	4,760	17,066

Advent Communications Corp.

Notes to Consolidated Statements
(Unaudited)
For the nine-month period ended September 30, 2002

1 Interim Financial Statements

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2001 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2001 audited financial statements.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Communications Corp. and its wholly owned subsidiaries, Am-Call Wireless Inc. (formally Am-Call Paging Corp.) and EZPage Communications Inc. (has been discontinued at July 31, 2001) ((collectively, "the company").

Inventories

Inventories are valued at the lower of cost and net realizable value.

Capital assets

Capital assets are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Goodwill and acquired subscriber base

The goodwill arising on consolidation represents the excess of the cost of acquisition over the cost assigned to the Goodwill and acquired subscriber base net identifiable assets of the subsidiaries. Goodwill is amortized on a straight-line basis over five years and was fully amortized in 1997. The acquired subscriber base is amortized on a straight-line basis over five years and was fully amortized in 2000.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Except for the portion included in current liabilities, it is considered that such deposits are not refundable within the next 12 months in the normal course of business.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and judgements that may affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Earnings per common share

Earnings per common share are calculated using the weighted average number of common shares outstanding during the period.

3 Capital assets and goodwill and acquired subscriber base

a) Capital assets

			2002	2001
	Cost $	Accumulated amortization $	Net $	Net $
Land	613,732	-	613,732	613,732
Building	685,651	125,577	560,074	583,411
Computer hardware	85,960	50,085	35,875	18,154
Paging services operating system and terminal	159,166	144,001	15,165	36,379
Signs	56,126	36,610	19,516	14,587
Furniture, fixtures and equipment	139,697	121,275	18,422	26,754
Leasehold improvements	288,266	258,286	29,980	36,153
	2,028,598	735,834	1,292,764	1,329,170

b) Goodwill and acquired subscriber base

	2002 $	2001 $
Goodwill	187,693	187,693
Accumulated amortization	(187,693)	(187,693)
	-	-
Acquired subscriber base	1,364,729	1,364,729
Accumulated amortization	(1,364,729)	(1,364,729)
	-	-

4 Bank indebtedness

	2002 $	2001 $
Line of credit (maximum $180,000) guaranteed by a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1%	-	-

5 Advances from shareholders

Advances from shareholders bear interest at 5% and have no fixed terms of repayment. These related creditors have indicated that they have no intention of demanding repayment of these advances during the next 12 months. Accordingly, these advances are classified as a non-current liability in the balance sheet.

6 Mortgage loans

	2002 $	2001 $
Mortgage with interest at prime plus 0.75% and term ending May 2001, monthly repayments of $1,072 including interest, amortized over 20 years, secured by retail premises	125,400	131,112
Mortgage with interest at prime plus 0.875% and term ending September 2001, monthly repayments of $3,150 including interest, amortized over 15 years, secured by retail premises	298,169	321,136
Mortgage with interest at prime plus 1% and term ending October 2001, monthly principal repayments of $917 plus interest, amortized over 13 years, secured by retail premises	111,009	123,524

Mortgage with interest at prime plus 1% and term ending August 2001, monthly principal repayments of $792 plus interest, amortized over 11 years, secured by retail premises	75,225	83,220
	609,803	658,992

The mortgage loans have various amortization terms ranging from 9 to 18 years. The company agrees interest rate terms for each mortgage loan for a one-year term in order to take advantage of floating interest rates. Principal payments due after one year are classified as long-term liabilities.

7 Capital stock

Authorized

50,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance - December 31, 1999	11,623,556	2,388,460
Private placement (a)	1,033,000	279,950
Stock options (b)	35,000	22,750
Balance – December 31, 2000 and 2001	12,691,556	2,691,160
Private placement	-	-
Stock options	-	-
Balance - June 30, 2002	12,691,556	2,691,160

a) Private placement

In May 2000, the company issued 500,000 shares at $0.40 per share for $200,000 to a director and to an employee of the company. Each share has an outstanding warrant that entitles the holder to purchase an additional common share of the company at an exercise price of $0.45. These warrants have been expired in June 2002.

b) Stock options

In February 2000, the company issued 1,200,000 stock options to certain directors and employees of the company at an exercise price of $0.65 per share expiring February 2002. In March 2000, 35,000 of these options were exercised for proceeds of $22,750, and the remaining 1,165,000 options have been expired in February 2002.

Advent Communications Corp.
SUPPLEMENTARY INFORMATION
September 30, 2002 **Schedule B**

1 Analysis of expenses and deferred costs

(a) Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rental and monthly airtime charges.

(b) General and administration

Marketing and promotion	
Advertising & Promotion	$ 251,364
Entertainment	8,132
	$ 259,496
Office and miscellaneous	
Office	$ 87,817
Telephone	34,863
Miscellaneous	4,181
	$ 126,861
Cost of sales	
Cellular phones	$ 6,709,576
Pagers	8,306
	$ 6,717,882
Business Development	
Web site development & maintenance	$ 63,681

2 Related party transactions

See notes of financial statements.

3 Summary of securities issued and options granted during the period

(a) Securities issued

None

(b) Options granted

None

Advent Communications Corp.
SUPPLEMENTARY INFORMATION
September 30, 2002 **Schedule B**

4 Summary of securities as at the end of the reporting period

(a) Authorized and issued share capital

Authorized – 50,000,000 common shares
Issued and Outstanding – 12,691,556

(b) Summary of options, warrants and other convertible securities outstanding

1,165,000 stock options at an exercise price of $0.65 per share, which have been expired on February 17, 2002.

500,000 share purchase warrants at a price of $0.45 per share have been expired on June 12, 2002.

(c) Shares held in escrow or subject to pooling

None

5 List of directors

Directors	Officers
Victor Chui	President
Anthony Kei-Fat Chan	
Sin-Kuen Yau	
Edgar Pang	Secretary

paging customers and an increase in the churn rate of paging subscriber. This contributed to a decline in the pager rental revenues during the period.

RESULTS OF OPERATIONS

TOTAL REVENUES increased 10.2% to $6,942,052 for the nine months period ended September 30, 2002 from $6,300,954 for the same period in 2001. The increase in revenues was due to increases in phone sales, net of a decline in pager sales, airtime and rental income.

During the period, equipment and service plan sales of wireless communications equipment increased by $759,781, or 13.6% to $6,717,882 in the first nine months of 2002 from $5,958,101 in the same period of 2001. The increase in equipment and service plan sales can be attributed to an increase in same-store revenues resulting from more attractive and lower cost service plans offered by carriers.

Pager and airtime rental revenues decreased by $118,683, or 34.6%, to $224,170 in the first nine months of 2002 from $342,853 in the same period of 2001. The decrease was due to reduced pager airtime and pager rental income resulting from fewer paging customers, as the more versatile cellular and PCS services became more affordable.

The other incomes in the first nine months of 2002 were the same compared with the same period of 2001 in the range of $50,000.

GROSS PROFIT increased by $215,533, or 13.3% to $1,834,576 in the first nine months of 2002 from $1,616,794 in the same period of 2001. As a percentage of total net revenues, gross profit margin increased to 27.7% for the nine months period ended September 30, 2002 from 27.2% in 2001 primarily due to increases in cellular subscriber base with more residual commission, net of decreases in pager rentals and air-time residuals and slightly lower margins on cellular phone sales due to competition.

The gross profit on wireless equipment and service plan sales increased by $275,737 or 20.6% to $1,616,294 for the first nine months of 2002 from $1,340,557 for the same period of 2001. The increase was due to an increase in phone sales. The gross profit on pager rental and air-time residual income decreased by $66,496 or 29.1% to $161,713 in the first nine months of 2002 from $228,208 in the same period of 2001. The decrease in gross profit from pager rental and air-time residual income was a result of lower sales and dropping paging subscriber base, as pagers are being replaced by cellular and PCS products.

EXPENSES

Operating expenses increased by $87,065, or 5.2% to $1,677,107 in the first nine month of 2002 from $1,490,042 in the same period of 2001. The increase in operating expenses was primarily due to an increase in commission and advertising expenses.

As a percentage of total revenues, operating expenses decreased to 24.2% of revenues in the first nine months of 2002 from 25.7% in the same period of 2001. The decrease was a result of both higher revenues and the lower operating expenses, which has resulted in a more efficient operation.

The Company spent $63,681 in nine months of 2002 compared with $86,186 in the same period of 2001 on development and maintenance of Internet websites *www.i2828.com* which were classified as Business Development Expenses. The Company has spent less on website development but spent more on website modifications and maintenance.

NET INCOME increased by $148,476 to $64,183 (0.5¢ per share) for the first nine months of 2002 from a (loss) of ($85,293) ((0.7¢) per share) for the same period of 2001.

FUTURE AND NEW DEVELOPMENTS

The paging industry will continue to decline, the Company will not expand its paging business but it will continue to sell pagers and paging services in its existing retail stores.

With the new technologies such as GPRS (General Packet Radio Service) and 3-G (the third generation of mobile), the cellular industry will be still growing very fast in the coming years. Therefore, the Company is exploring opportunities to expand its retail operations through store openings and acquisitions.

The number of members for community site *www.i2828.com* is still increasing; the Company is exploring opportunities for seeking Internet banner advertisers and e-commerce business. The Company is now working on more features such as more games and photo albums in addition to the following features:

Personal Page
Members can place photos on their personalized Web pages and have their friends visit and sign their guest books.

Web E-mail
Each member will have access to a free E-mail account with features that include storage space of up to a maximum of 50 megabytes, and notification by PCS or a wireless device upon receipt of new E-mail messages.

E-messaging
Members can stay in touch and communicate with their friends while on-line by sending and receiving instant messages.

E-reminder
Members can set up their own personal calendar and schedules to remind themselves of important events and appointments via E-mail and/or wireless devices notifications.

Forum/Message Board
This feature allows members to voice their opinions and communicate with other *i2828.com* members and to chat with other members at the same time.

E-cards
This feature allows members to crate their own greeting cards (in *Flash* format) and send the cards to their friends over the Internet.

Points and Awards
Members can earn *i2828.com* points while surfing the *i2828.com* Web site, and redeem the points for prizes.

E-Chat
A chat room allows members to chat online on their common interested topics.

New popular on-line Games and Photo Gallery & Albums have developed and launched in October 2002:

Photo Gallery and Albums
Members can create their own photo albums and show them to their friends and family members; they can also use their photos in their own personal photos in their personal pages, forums and message boards.

Multi-Player Games

Members can play on-line games with other ***i2828 members*** and chat with other members on the same time. The can also earn points and compete for top scores. The popular games are BIG2 , PHOTOHUNT and PACMAN.

INVESTOR RELATIONS

The Company does not have any contract for investor relation's activities.